Confirmation of Mailing

02 NOV 13

ROCK RESOURCES INC.

Suite #2120 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

TELEPHONE: (604) 688-3304 FAX: (604) 682-6038
TOLL FREE: 1-888-ROCK-RES (762-5737)

TSX Symbol: RCK


02060307

October 30, 2002

British Columbia Securities Commission
701 West Georgia Street, 12th Floor
Vancouver, B.C.
V7Y 1L2

SUPPL

Dear Sirs:

RE: Quarterly Report for Quarter Ending August 31, 2002

In accordance with National Instrument 54-101, the quarterly report for August 31, 2002 has been mailed to the Supplemental List as of today's date. Please see attached "copy" (via SEDAR) of quarterly report.

Yours truly,

"Graeme W. Rowland"

Graeme W. Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Alberta Securities Commission (via SEDAR)
Securities & Exchange Commission (82-4504, via mail)
Standard & Poor's (3 copies via mail)
Pacific Corporate Trust - Laurie Waddington (via mail)
Fraser Milner Casgrain (via mail)

ROCK RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

AUGUST 31, 2002

ROCK RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

Unaudited - Prepared by Management

	August 31 2002	May 31 2002
ASSETS		
Current Assets		
Cash	$ 12,312	$ 14,904
Accounts receivable	14,176	20,288
Share subscriptions receivable	62,250	-
Prepaid expenses and deposits	31,666	38,983
	120,404	74,175
Marketable securities	101,500	101,500
Capital assets (Note 3)	104,958	116,787
Mineral properties (Note 4)	325,177	199,867
	$ 652,039	$ 492,329
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 79,905	$ 171,455
Due to related party	-	11,000
Interest payable	42,555	-
	122,460	182,455
Due to related parties	195,116	195,116
Loan payable (Note 5)	75,962	76,710
Convertible Debentures (Note 6)	487,675	477,175
Share subscriptions received (Note 7)	-	245,902
	881,213	1,177,358
Shareholders' equity		
Capital stock (Note 7)	15,118,572	14,401,689
Convertible debentures (Note 6)	210,000	210,000
Deficit	(15,557,746)	(15,296,718)
	(229,174)	(685,029)
	$ 652,039	$ 492,329

On behalf of the Board:

"GRAEME ROWLAND" **Director**

"ALLEN ROSE" **Director**

ROCK RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended August 31,
Unaudited - Prepared by Management

	2002	2001
REVENUE:		
Rental Revenue	$ 4,000	$ -
EXPENSES		
Accretion of convertible debentures	10,500	15,750
Amortization	12,893	7,270
Bad Debts	5,002	
Bank charges	849	268
Consulting	24,216	14,023
Financing fees and charges	10,750	-
General exploration	2,222	-
Interest	15,000	22,500
Investor relations	69,574	14,925
Licenses and listing fees	25,484	5,616
Management fees	24,890	25,500
Office and salaries	40,230	41,905
Professional fees	14,202	6,715
Telephone	5,007	4,341
Travel and promotion	4,209	1,513
	265,028	160,326
Loss for the period	(261,028)	(160,326)
Deficit, beginning of period	(15,296,718)	(14,270,969)
Deficit, end of period	$(15,557,746)	$(14,431,295)
Loss per common share	$ (0.02)	$ (0.06)
Weighted average number of common shares outstanding	10,642,226	2,816,336

ROCK RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended August 31,
Unaudited - Prepared by Management

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (261,028)	$ (160,326)
Items not affecting cash:		
Shares issued as a financing fee	10,000	
Amortization	12,893	7,270
Accretion of convertible debentures	10,500	5,750
	(227,635)	(137,306)
Changes in non-cash working capital items:		
Accounts receivable	6,112	(4,413)
Subscriptions receivable	(62,250)	
Prepaid expenses	7,317	
Accounts payable and accrued liabilities	(91,550)	75,533
Due to related parties	(11,000)	46,364
Interest payable	42,555	22,500
	(108,816)	139,984
Net cash used in operating activities	(336,451)	2,678
CASH FLOWS FROM FINANCING ACTIVITIES		
Short-term loan	(748)	-
Subscriptions received	(245,902)	
Issuance of capital stock	706,883	-
Net cash provided by financing activities	460,233	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(1,064)	-
Mineral property expenditures	(125,310)	-
Net cash used in investing activities	(126,374)	-
Change in cash position during the period	(2,592)	2,678
Cash position, beginning of period	14,904	322
Cash position, end of period	$ 12,312	$ 3,000

ROCK RESOURCES INC.
CONSOLIDATED STATEMENT OF MINERAL PROPERTIES
Unaudited - Prepared by Management

	May 31 2002	Expenditures during period	August 31 2002
SOUTH AMERICA			
Chile			
Coiron Property	$ 1	$ -	$ 1
UNITED STATES			
Arizona			
Margarita Property			
Acquisition costs	39,435	10,096	49,531
Land fees	5,287	5,850	11,137
Geological and geophysical	15,843	20,000	35,843
Consultants	29,269	-	29,269
Other	3,032	2,985	6,017
	92,866	38,931	131,797
CANADA			
Ontario			
Temagami North Property			
Acquisition costs	99,000	-	99,000
Geological and geophysical	8,000	37,854	45,854
Other	0	5,280	5,280
	107,000	43,134	150,134
Lakemount Property			
Acquisition costs	-	20,000	20,000
Other	-	3,360	3,360
	0	23,360	23,360
Temagami East Property			
Acquisition costs	-	13,000	13,000
Other	-	2,728	2,728
	0	15,728	15,728
Yukon			
Fyre Lake Property			
Other	-	4,157	4,157
	0	4,157	4,157
Total mineral properties	$ 199,867	$ 125,310	$ 325,177

1. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended May 31, 2002.

2. COMPARATIVE FIGURES

Certain of the prior period's figures have been reclassified to conform to the presentation adopted for the current year.

3. CAPITAL ASSETS

	August 31, 2002			May 31, 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture & equipment	$ 62,311	36,068	26,243	$ 61,247	$ 32,952	$ 28,295
Computer equipment	195,553	116,838	78,715	195,553	107,061	88,492
	$ 257,864	152,906	104,958	$ 256,800	$ 140,013	$ 116,787

4. MINERAL PROPERTIES

Margarita Property, Arizona

On January 15, 2001 the Company entered into an option agreement whereby it could earn a 100% interest in the Oro 1-16 claims located in the Oro Blanco Mountains in southern Arizona.

On December 21, 2001 the Company and the property vendor amended the January 15, 2001 option agreement and entered into a new option agreement. In order to earn a 100% interest, the Company must make staged payments to the property vendor over three years aggregating U.S. $41,600 (U.S. $26,600 paid to August 31, 2002), expend a total of Cdn. $650,000 on exploration work over the same period ($20,000 expended to August 31, 2002) and issue to the property vendor a total of 38,750 post-consolidation common shares (3,750 issued to August 31, 2002) over eight years.

The property vendor will retain a 2% Net Smelter Royalty ("NSR"), which the Company can purchase for U.S. $2,000,000 within two years after commercial production. If the option agreement has not been terminated and the property is not in commercial production, the Company shall make advance royalty payments to the property vendor of U.S. $220,000 over five years commencing December 31, 2004. Any advance royalty payments made shall be deducted from any NSR liability arising from commercial production.

In February 2002, the Company staked an additional 23 claims known as Oro 17-39 surrounding the Oro 1-16 claims.

4. **MINERAL PROPERTIES** (cont'd...)

The following is a summary of the future obligations of the Company required under the terms of the option agreement:

Date	Vendor Payments US$	Exploration Expenditures Cdn.$	Advance Royalties US$	Shares to be issued
December 31, 2002	$ 5,000	$ 180,000		
February 20, 2003				5,000
June 30, 2003	2,500			
December 31, 2003	7,500	470,000		
February 20, 2004				5,000
December 31, 2004			$ 40,000	
February 20, 2005				5,000
December 31, 2005			40,000	
February 20, 2006				5,000
December 31, 2006			40,000	
February 20, 2007				5,000
December 31, 2007			50,000	
February 20, 2008				10,000
December 31, 2008			50,000	
	$ 15,000	$ 650,000	$ 220,000	35,000

Temagami North, Ontario

On April 15, 2002 the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. On signing the agreement, the Company paid $5,000 and issued 100,000 common shares to Tres-Or at a deemed value of $90,000. The Company also subscribed for 290,000 common shares of Tres-Or at $0.35 as a condition of the agreement.

In order to earn its interest, the Company must make additional vendor payments to Tres-Or aggregating $25,000 over eighteen months, fund a total of $300,000 in exploration expenditures over the same period and pay management fees to Tres-Or equal to 10% of the exploration expenditures.

The following is a summary of the future obligations of the Company required under the terms of the agreement:

	Vendor Payments	Exploration Expenditures	Management Fees
November 30, 2002	$ 10,000	$ 100,000	$ 10,000
November 30, 2003	15,000	200,000	20,000
	$ 25,000	$ 300,000	$ 30,000

4. MINERAL PROPERTIES (cont'd...)

Lakemount Property, Ontario

On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel townships, Ontario, known collectively as the Lakemount Property.

The Company paid $20,000 on signing of the Agreement and is required to pay $40,000 by June 30, 2004 and is to issue a total of 500,000 units over a three-year period ending June 30, 2005. In addition, the Company is required to carry out exploration expenditures in the amount of $2.5 million over the same three-year period. Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first tranche of warrants is $1.00 and the subsequent tranches will have an exercise price set at the market price at the time of issuance.

The following is a summary of the future obligations of the Company required under the terms of the agreement:

	Vendor Payments	Exploration Expenditures	Units to be Issued
Upon TSX Venture Exchange approval			200,000
December 31, 2002		$ 100,000	
June 30, 2003		* 600,000	100,000
June 30, 2004	$ 40,000	* 800,000	100,000
June 30, 2005		* 1,000,000	100,000
	$ 40,000	$ 2,500,000	500,000

* optional payments subject to the success of initial exploration results

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Lakemount Property by paying the Company $100,000 before December 31, 2002 and making 100% of the future vendor payments and exploration expenditures required subsequent to December 31, 2002 as noted above. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Fyre Lake Property, Yukon

On July 26, 2002, the Company entered into an agreement with Pacific Ridge Exploration Ltd. ("PEX") and Welcome Opportunities Ltd. (now Endeavour Mining Capital Corp) ("Welcome") granting the Company the rights to earn up earn up to a 40% interest in core claims and a 60% interest in peripheral claims comprising the Fyre Lake property located in the Watson Lake Mining District, Yukon.

In order to earn its interest the Company must make exploration expenditures in the amount of $6 million over a three-year period. The Company will issue a total of 250,000 units (100,000 upon approval and 150,000 by January 31, 2004) to PEX. Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first tranche of warrants is $1.00 and the second tranche will have an exercise price set at the market price at the time of issuance.

Pursuant to a letter agreement between PEX, the Company and Welcome, the Company intends to issue 300,000 shares to Welcome to acquire its 20% interest in core claims comprising part of the Fyre Lake Property, thereby bringing its rights to a 60% interest in both the core claims and peripheral claims of the Fyre Lake Property.

The following is a summary of the future obligations of the Company required under the terms of the agreement:

4. **MINERAL PROPERTIES** (cont'd...)

	Exploration Expenditures	Units to be Issued
Upon TSX Venture Exchange approval		100,000
December 31, 2002	$ 50,000	
December 31, 2003	450,000	
January 31, 2004		150,000
December 31, 2004	* 1,000,000	
December 31, 2005	* 1,500,000	
December 31, 2006	* 3,000,000	100,000
	$ 6,000,000	500,000

* optional payments subject to the success of initial exploration results

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Fyre Lake Property by paying the Company $100,000 before December 31, 2002 and making 100% of the future exploration expenditures required subsequent to December 31, 2002 as noted above. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Temagami East Property, Ontario

On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units in the Temagami Diamond Claim Project located in northeastern Ontario. On signing the agreement, the Company paid $13,000 and is to issue 200,000 common shares to Tres-Or upon approval by the TSX Venture Exchange. The Company will also subscribe for 285,714 units of Tres-Or at $0.35 as a condition of the agreement, each unit consisting of a common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date. In order to earn its interest, the Company must make additional vendor payments to Tres-Or aggregating $225,000 commencing with $25,000 on December 31, 2002 and must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007. Exploration expenditures include management fees payable to Tres-Or not to exceed 10% of the total exploration expenditures.

The following is a summary of the future obligations of the Company required under the terms of the agreement:

	Vendor Payments	Exploration Expenditures	Shares to be Issued
Upon TSX Venture Exchange approval			200,000
December 31, 2002	$ 25,000		
June 30, 2003	25,000		
December 31, 2003	25,000	$ 400,000	
June 30, 2004	50,000		
December 31, 2004	100,000	* 500,000	
December 31, 2005		* 1,100,000	
December 31, 2006		* 2,000,000	
December 31, 2007		* 2,500,000	
	$ 225,000	$ 6,500,000	200,000

* optional payments subject to the success of initial exploration results

4. MINERAL PROPERTIES (cont'd...)

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Temagami East Property by paying the Company $100,000 before December 31, 2002 and making 100% of the future exploration expenditures required as noted above. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Coiron Property, Chile

At August 31, 2001 the Company recorded an allowance against the carrying value of its 40% interest in a 3,330-hectare property located in Region IV, Comuna Salamanca, Chile, such that the remaining costs were reduced to $1, as a consequence of uncertainty surrounding the Company's good title to the property. The outcome of this title dispute remains indeterminable at the current date.

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing with the exception of the Coiron Property.

5. LOAN PAYABLE

On October 25, 1999 the Company entered into a loan agreement with a private company with one director in common, whereby the Company could borrow up to $500,000 to fund legal fees to assist with the costs of an expropriation litigation it had commenced. Under the terms of the agreement, the loan is only repayable should the Company recover monies from the litigation. The loan bears interest of 1% per annum and contains a bonus provision whereby one common share of the Company will be issued for each $20.00 advanced under the loan to a maximum of 25,000 shares. The Company is to reimburse expenses in connection with its formation, capitalization and operation up to a maximum of $100,000 at the time the principal of the loan amount is repaid.

6. CONVERTIBLE DEBENTURES

During its 2000 fiscal year, the Company issued convertible debentures totaling $900,000. These debentures mature on October 12, 2004 and bear interest at 10% per annum. The debentures are convertible into common shares at $1.00 prior to October, 2002; $1.25 per share prior to October, 2003; and $1.50 per share prior to October, 2004. Any amounts not converted upon maturity may be converted by the Company at the lowest price per share permitted by the TSX Venture Exchange, but not less than $0.15 per share.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the convertible debentures were split into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

In connection with the issuance of the convertible debentures, the Company paid $45,000 as a finder's fee, which has been deferred and amortized against the liability component.

6. CONVERTIBLE DEBENTURES (cont'd...)

The continuity of convertible debenture balances is as follows:

	Liability component	Equity component
Balance, May 31, 2002	$ 477,175	$ 210,000
Accretion of liability component	10,500	-
Balance, August 31, 2002	$ 487,675	$ 210,000

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
As at August 31, 2001	56,326,718	$ 13,207,365
1:20 consolidation	(53,510,382)	-
	2,816,336	13,207,365
Issued for cash:		
For private placement	3,900,000	585,000
For exercise of options	162,000	24,300
For exercise of warrants	100,000	21,000
Issued for other than cash:		
For settlement of debt	3,172,755	464,664
For mineral properties	102,500	99,000
For financing fee	1,798	360
As at May 31, 2002	10,255,389	14,401,689
Issued for cash:		
For private placement	895,644	671,733
For exercise of options	121,000	18,150
For exercise of warrants	92,381	17,000
Issued for other than cash:		
For finder's fee	2,800	2,100
For financing fee	500	7,900
As at August 31, 2002	11,367,714	$ 15,118,572

7. CAPITAL STOCK (cont'd...)

Loan payable – bonus shares

During the period, the Company issued 500 post-consolidation shares pursuant to the loan agreement described in Note 5.

Share subscriptions

During the period, the Company issued 477,822 units at a price of $1.50 per unit pursuant to a private placement. Each unit consisted of two common shares and two non-transferable share purchase warrants. One warrant entitled the shareholder to purchase an additional common share at a price of $1.00 until June 30, 2003 and the second warrant entitles the shareholder to purchase an additional common share at a price of $1.50 until November 30, 2003. Finders' fees of 80,000 warrants at $1.00, $750 in cash and 2,800 common shares at $0.75were incurred as part of the transaction.

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors, employees and consultants to acquire up to 10% of issued and outstanding common stock. Under this policy, the exercise price of each option granted is based upon the market price of the Company's stock as calculated on the date of grant.

The following stock options were outstanding at August 31, 2002:

Number Outstanding	Exercise Price	Date Granted	Expiry Date
160,000	$ 0.50	March 25, 2002	March 25, 2003
230,000	$ 1.00	April 11, 2002	April 11, 2003
510,000	$ 0.75	June 21, 2002	June 21, 2003
900,000			

Warrants

The following share purchase warrants were outstanding at August 31, 2002:

Number	Exercise Price		Expiry Date
* 3,747,619	$ 0.21	Up to October 15, 2002	April 30, 2003
	0.30	Up to January 31, 2003	
	0.40	Up to April 30, 2003	
447,822	$ 1.00	Up to June 30, 2003	June 30, 2003
447,822	$ 1.50	Up to November 30, 2003	Nov. 30, 2003
80,000	$ 1.00	Up to June 30, 2003	June 30, 2003
4,723,263			

* 130,000 exercised at $0.21 subsequent to August 31, 2002

8. RELATED PARTY TRANSACTIONS

These financial statements include transactions with related parties as follows:

a) During the period, the Company paid $5,000 in management fees to the president and paid $2,000 in management fees payable to a director.

b) During the period, $11,000 was paid to a member of a director's immediate family toward repayment of a promissory note and is owed $195,116 at August 31, 2002.

c) During the period, a company related by virtue of a common director incurred an aggregate of $5,000 (2001 – nil) for the use of office facilities. The Company is owed the entire amount at August 31, 2002.

d) During the year, a total of 71,000 options were exercised by one director for total consideration of $10,650.

e) During the period, 255,750 stock options were granted to seven directors exercisable at a price of $0.75 per share until June 21, 2003.

f) At August 31, 2002, convertible debentures payable include an amount of $26,667 issued to a director and interest payable includes $667 payable to the same director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties unless otherwise noted.

9. SUBSEQUENT EVENTS

The following transactions occurred subsequent to August 31, 2002:

a) On October 23, 2002, the Company issued 200,000 units at a deemed price of $0.75 per unit pursuant to the Heads of Agreement dated July 9, 2002 with Western Prospector Group Ltd. ("WPN") to earn a 60% interest in the Lakemount Property. Each unit consisted of one common share and one share purchase warrant entitling WPN to purchase an additional common at a price of $1.00 until January 24, 2004.

b) On October 23, 2002, the Company issued 100,000 units at a deemed price of $0.75 per unit pursuant to the agreement dated July 26, 2002 with Pacific Ridge Exploration Ltd. ("PEX") to earn up to a 60% interest in the Fyre Lake Property. Each unit consisted of one common share and one share purchase warrant entitling PEX to purchase an additional common at a price of $1.00 until January 24, 2004.

c) On October 4, 2002, 30,000 warrants were exercised at $0.21 for net proceeds to the Company of $6,300.

d) On October 9, 2002, 100,000 warrants were exercised by a director at $0.21 for net proceeds to the Company of $21,000.

e) On October 28, 2002, 6,667 units previously subscribed for under a private placement were returned to treasury. Each unit was comprised of two common shares and two non-transferable share-purchase warrants. One warrant entitled the subscriber to purchase an additional common share at a price of $1.00 until June 30, 2003 and the second warrant entitles the subscriber to purchase an additional common share at a price of $1.50 until November 30, 2003.

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
ROCK RESOURCES INC.	**August 31, 2002**	**October 30, 2002**

ISSUER ADDRESS:

Suite 2120, 1055 West Hasting Street, Vancouver, British Columbia, V6C 2E9

Phone number	*Fax Number:*
(604) 688-3304	**(604) 682-6038**
E-Mail Address:	*Website:*
Info@rockresources.com	www.rockresources.com

CONTACT PERSON	*CONTACT'S POSITION*	*CONTACT TELEPHONE NO.*
T. Allen Rose	Chief Financial Officer	(604) 688-3304

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: *"Graeme Rowland"*	October 30, 2002
DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: *"T. Allen Rose"*	October 30, 2002

ROCK RESOURCES INC.
SCHEDULE "B"- SUPPLEMENTARY INFORMATION

SHARES IN ESCROW OR SUBJECT TO POOLING AT AUGUST 31, 2002

There are no shares held in escrow or subject to pooling.

LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2002

Mar Bergstrom	Secretary	Richard Poulden	Director
Bruce D. Hirsche	Director	Malcolm Bradley	Director
Elston Johnston	Director	Graeme Rowland	Director, Chairman and President
Thomas Kennedy	Director	James Watt	Director

During the period, Thomas Kennedy resigned as President and Graeme Rowland was appointed President.

During the period, Dwayne Yaretz resigned as Secretary and Mar Bergstrom was appointed Secretary.

During the period John Kowalchuk resigned as a Director and Richard Poulden was appointed as a Director.

At the Company's Annual General Meeting held September 18, 2002, Malcolm Bradley resigned as a Director and Allen Rose was elected as a new Director in addition to remainder of the existing Board.

ROCK RESOURCES INC.
SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended August 31, 2002

Description of Business

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive gold mining properties.

Results of Operations

The Company reports a net loss of Cdn $261,028 for the 3-months ended August 31, 2002, or a $0.02 loss per share on a post-consolidated basis vs. a net loss of Cdn $160,326 or a $0.06 loss per share for the 3-months ended August 31, 2001. The Company had $4,000 in rental revenue for the period vs. $0 for the prior period. The increase in net loss related primarily to the costs associated with public company costs including the cost of the extraordinary general meeting held September 18, 2002. In addition, the cost of investor relations increased as a result of a new agreement that was entered into during the period.

Related Party Transactions

Refer to the Consolidated Financial Statements – Note 8.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past few years the price of metals has substantially decreased. If the decline in metal prices continues, this may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception and at August 31, 2002 has a working capital deficiency of $2,056 (May 31, 2002 - $97,280) and a capital deficiency of $229,174 (May 31, 2002 - $685,029). The improvement during the period in these two areas relate to a private placement. The Company requires additional funds to continue operations, to explore its mineral properties and to maintain its property interests pursuant to property option agreements. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Legal proceedings

In July 1995 the Provincial Government of BC expropriated certain mineral claims located in British Columbia known as the Amber Mineral Claims for the creation of a provincial park. To date the Company has sought through the courts compensation for such expropriation. The proceedings are on going and the outcome is not determinable.

Current and Subsequent activities

Refer to the notes to the Consolidated Financial Statements.